ONE Gas, Inc.

November 20, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-0404

Re:	ONE Gas, Inc.

Registration Statement on Form 10-12B

Filed October 1, 2013

File No. 001-36108

Dear Ms. Ransom:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated October 30, 2013, concerning the referenced filing of ONE Gas, Inc. (“ONE Gas”).

General

1.	Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Response: We will include information currently omitted from the Form 10 in future amendments as we finalize decisions relating to the separation and distribution. Please note that we have filed a number of exhibits with Amendment No. 1 to the Form 10. We confirm our understanding that the Staff will require sufficient time to review the information before accelerating the effectiveness of the Form 10.

2.	Please provide disclosure required by Item 9 of Form 10 and Item 201(a)(2) of Regulation S-K.

Response: The Information Statement has been revised on pages 45, 51 and 114 to disclose the information required by Item 9 of Form 10 and Item 201(a)(2) fo Regulation S-K.

Exhibit 99.1 – Preliminary Information Statement of ONE Gas, Inc., subject to completion, dated October 1, 2013

Summary, page 1

Our Strategy, page 5

3.	Please elaborate upon the strategies that you discuss under the header of “Increase Our Achieved ROE” to explain how these strategies will achieve your stated business objective.

Response: This section of the Information Statement has been revised on pages 5 and 81 to explain how the strategies discussed under the header of “Increase Our Achieved ROE” will achieve our stated business objective.

The Separation, page 7

4.	Please expand the disclosure in your Information Statement to describe the material assets and liabilities that will be transferred to you by ONEOK.

Response: This section of the Information Statement has been revised on pages 7, 12, 58, F-2 and F-7 to describe the material assets and liabilities that will be transferred to us by ONEOK.

5.	As a related matter, please tell us how you arrived at the amount of the distribution to be paid to ONEOK.

Response: The amount of the cash distribution to be paid to ONEOK was determined after consideration of several factors, including the resulting capital structures, anticipated credit ratings and existing levels of debt at both ONEOK and ONE Gas. ONE Gas’ capital structure was designed to obtain investment grade credit ratings higher than the current credit ratings of ONEOK and similar to those of its natural gas utility peers and to provide ONE Gas with the financial flexibility to maintain its current level of operations and to continue to invest in its natural gas distribution system. The cash distribution to be paid to ONEOK is expected to allow ONEOK to reduce its existing debt and obtain credit ratings similar to or higher than its general partner peers. The tax basis of the assets to be transferred to ONE Gas was also considered because any amount distributed to ONEOK in excess of such tax basis would generally be subject to income tax unless more complex financing arrangements were entered into.

This section of the Information Statement has been revised on pages 7 and 46 to explain how we arrived at the amount of the distribution to be paid to ONEOK.

What are the U.S. federal income tax consequences of the distribution?, page 13

6.	Please disclose here, as you do elsewhere, that these conditions are waivable by ONEOK.

Response: This section of the Information Statement has been revised on page 15 to disclose that the conditions to closing can be waived by ONEOK.

Terms of the Separation, page 17

Conditions to the distribution, page 18

7.	We note your statement that the conditions listed are subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by ONEOK. We further note that the conditions that must be met or waived include that the SEC has declared effective your registration statement on Form 10 and that you have mailed the Information Statement to the holders of ONEOK’s common stock. Please confirm to us your understanding that such conditions must be satisfied for you and ONEOK to rely on our position set forth in Staff Legal Bulletin No. 4.

Response: We anticipate that the Form 10 will have been declared effective and the Information Statement will have been mailed to the holders of ONEOK’s common stock prior to completion of the distribution. We understand that these conditions must be satisfied in order for us and ONEOK to rely on Staff Legal Bulletin No. 4.

ONE Gas Debt, page 19

8.	Where you discuss the amount of debt to be incurred in connection with the separation, please also disclose the amount of existing debt that will continue to be held by you. Specifically, please disclose the amounts outstanding under the long-term line of credit and the short-term note due to ONEOK and the impact the separation will have on those amounts due.

Response: This section of the Information Statement has been revised on page 20 to disclose the amounts outstanding under the short-term note payable to ONEOK and the long-term line of credit with ONEOK and the impact the separation will have on those amounts due. Existing debt that will continue to be owed by ONE Gas after the separation totaled $1.5 million at September 30, 2013, which we believe is not material for specific disclosure.

Risk Factors, page 24

9.	Please delete the second to last sentence of the first paragraph under this heading, which suggests that other unknown or immaterial risks may also adversely affect your business. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: The Information Statement has been revised on page 26 to delete this sentence.

The Separation, page 42

Incurrence of Debt, page 44

10.	We note your disclosure regarding the indebtedness you expect to incur in connection with the separation and the subsequent debt exchange by ONEOK. Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including the financing arrangements.

Response: Please see response to comment number 5 above for the factors considered in determining the amount of debt to be incurred by ONE Gas and the cash distribution to be paid to ONEOK. This section of the Information Statement has been revised on pages 7 and 46 to explain how the financial terms of the separation were determined, including the financing arrangements.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 44

11.	We note that the condition of ONEOK’s receipt of an IRS private letter ruling may be waived by ONEOK. If ONEOK waives such condition and the change in tax consequences is material to ONEOK’s shareholders, please tell us how ONEOK intends to communicate such change in tax consequences to its shareholders.

Response: We anticipate that ONEOK will receive an IRS private letter ruling prior to the Form 10 becoming effective. In the event ONEOK does not receive a letter and waives this condition prior to the Form 10 becoming effective, we will update the Form 10 with future amendments. In the event ONEOK waives this condition after the Form 10 becomes effective and this change is material to ONEOK’s shareholders, we would communicate such change in the tax consequences to ONEOK’s shareholders by a means that we and ONEOK believe is reasonably designed to communicate such change to ONEOK’s and our shareholders, such as by each of ONEOK and us filing a Form 8-K describing the change, or if we and ONEOK deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to ONEOK’s and our shareholders, as applicable.

12.	We note the statement at the bottom of page 41 that you undertake no obligation to publicly update or revise any forward-looking statements. We also note the forward-looking statement that ONEOK expects to receive a tax opinion from its tax counsel. If ONEOK has not received the tax opinion on the date of the Information Statement, does not obtain the tax opinion prior to the distribution, and the change in tax consequences is material to ONEOK’s shareholders, then please tell us how ONEOK intends to communicate such change in tax consequences to its shareholders.

Response: We anticipate receiving a tax opinion from our tax counsel prior to the closing of the spin-off transaction. In the event this changes prior to the Form 10 becoming effective, we will notify ONEOK’s shareholders through an amendment to the Form 10. In the event this changes after the Form 10 becomes effective and this change is material to ONEOK’s shareholders, we would communicate such change in tax consequences to ONEOK’s shareholders by a means that we and ONEOK believe is reasonably designed to communicate such change to ONEOK’s and our shareholders, such as by each of ONEOK and us filing a Form 8-K describing the change, or if we and ONEOK deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to ONEOK’s and our shareholders, as applicable.

Conditions to the Distribution, page 48

13.	Please disclose any material termination fees should ONEOK cancel the distribution.

Response: We do not anticipate there being any material termination fees should ONEOK cancel the distribution. We also respectfully submit that, in any event, such termination fees would not be material to ONE Gas because the Information Statement is designed to disclose information about our company assuming the completion of the distribution and its impact on future ONE Gas shareholders. However, we have been informed by ONEOK that, if ONEOK were to terminate its plans to complete the distribution, ONEOK would anticipate that it would timely disclose to its shareholders any information regarding its decision that is material to its shareholders.

Dividend Policy, page 51

14.	Please update your disclosure to include any dividend restrictions pursuant to your new debt agreements, once known.

Response: We do not anticipate that our debt agreements will contain dividend restrictions beyond general compliance with law. We expect a requirement to maintain certain debt to capital ratios. We have revised the disclosure on pages 54, 66 and 67 of the Information Statement to provide additional details of factors we anticipate the board of directors may consider when declaring dividends in the future. We will update the disclosure in the event that our debt agreements contain dividend restrictions.

15.	Considering it would appear that ONEOK, Inc. has previously declared dividends, disclose this fact and explain how such amounts were determined with a view to explaining whether any amounts you might pay would be based upon similar or different considerations. Clarify whether ONEOK has historically had sufficient earnings to pay dividends or whether they used borrowings. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments, and uncertainties or are otherwise material to an understanding of your business, results of operations and financial condition.

Response: Following the distribution, we anticipate that our board of directors will establish dividend practices that are independent of ONEOK’s historic dividend practices. Accordingly, we respectfully submit that information regarding ONEOK’s historic dividend practices is not material to our shareholders. We anticipate that in determining our future dividend practices, our board will consider factors that they believe are appropriate for a natural gas distribution company and similar to our peer group. The Information Statement has been revised on pages 54, 66 and 67 in response to the Staff’s comment.

Selected Historical and Pro Forma Financial Data, page 53

16.	Please revise to disclose pro forma earnings per share. In doing so, please provide a footnote explaining why you do not present earnings per share for the historical periods.

Response: This section of the Information Statement has been revised on page 57 to disclose pro forma earnings per share. The disclosure in Amendment No. 1 is blank and will be updated upon determination of the distribution ratio. We have also added a footnote explaining why we do not present earnings per share for the historical periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

17.	Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

•	Include economic or industry-wide factors relevant to your business, such as the price of natural gas;

•	Serve to inform readers about how you earn revenues and income and generate cash;

•	Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties, like those arising as a result of environmental legislation; and

•

Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance by discussing, as an example only, weather-related trends.

Response: The Information Statement has been revised on page 59 in response to the Staff’s comment.

18.	Please expand your discussion of capital expenditures to disclose how much you have spent and anticipate spending in 2013 and how you intend to finance such expenditures following the spin-off.

Response: This section of the Information Statement has been revised on pages 62 and 66 to disclose how much we anticipate spending in 2013 and how we intend to finance capital expenditures following the separation. Actual capital expenditures are included in the tables on pages 61 and 63.

Financial Results and Operating Information

Six Months Over Six Months Results of Operations, page 56

Year-Over-Year Results of Operations, page 59

19.	You present amounts for fixed and variable margin within your schedule of Net Margin, Excluding Other Revenues on pages 57 and 59. Please tell us and disclose what these amounts are comprised of, how they assist you in analyzing the results of operations, and what information you believe a reader should be aware of based on your analyses.

Response: Fixed margin reflects the portion of our net margin on natural gas sales attributable to the monthly fixed customer charge component of our rates, which does not fluctuate with customer usage in each period. Variable margin reflects the portion of our net margin that fluctuates with the volumes delivered and billed, which includes volumetric delivery charges and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide. We believe that the combination of the significant residential component of our customer base, the fixed charge component of our sales margin and our regulatory rate mechanisms in place result in a stable cash flow profile. This section of the Information Statement has been revised on pages 62 and 64 in response to the Staff’s comment.

Contractual Obligations, page 65

20.	You disclose within footnote (a) of your contractual obligations table that you have excluded fixed-price contracts for firm transportation and storage capacity, as well as fixed- and variable-price natural gas purchase commitments as they are recoverable through rates. Item 303(A)(5)(i) of Regulation S-K permits the disaggregation of the categories of contractual obligations, but the presentation must include all obligations of a registrant that fall within the categories specified therein. If our understanding that the aforementioned contracts and commitments fall within the categories of Item 303(A)(5) is correct, please revise to include the related expected payments due for each period presented. If our understanding is incorrect, please advise.

Response: We have revised the contractual obligations table in the Information Statement on page 70 to include disclosure of fixed-price contracts for firm transportation and storage capacity and fixed- and variable-price natural gas purchase commitments.

21.	Based on the amounts seen in your financial statements, it appears your schedule of contractual obligations does not include interest on long-term obligations. To the extent these are a material cash commitment, please revise to include them. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table.

Response: We have revised the contractual obligations in the Information Statement on page 70 to include disclosure of interest on long-term obligations.

22.	Please tell us how you considered expected contributions to fund benefit plan obligations for inclusion within your disclosure of contractual obligations. These amounts may be included within the table or disclosed in a footnote to the table.

Response: We have revised the contractual obligations in the Information Statement on page 70 to discuss expected contributions to fund benefit plan obligations.

Competitive Benchmarking, page 94

23.	Please describe the “Committee’s established parameters” referenced in the second to last and last paragraphs on page 94.

Response: The Information Statement has been revised on page 101 in response to the Staff’s comment.

Determination of Compensation – Historical, page 97

24.	We note that ONEOK’s Compensation Committee made a subjective determination of the achievement of the individual performance criteria described on page 95 and internal equity considerations to award compensation to certain named executive officers in fiscal 2012. Please clarify what the Committee considered in making its determination, why they took into account those particular performance measures, and whether you would expect ONE Gas’s Compensation Committee to similarly take such measures into account.

Response: The Information Statement has been revised on pages 105 and 109 in response to the Staff’s comment.

Certain Relationships and Related-Party Transactions, page 107

Agreements with ONEOK, page 107

25.	We note your disclosure that the terms of the agreements that will be in effect following the distribution have not yet been finalized. Please tell us how ONEOK intends to communicate any such material changes to its shareholders.

Response: We anticipate filing substantially complete versions of the agreements containing all material terms as exhibits to the Form 10 prior to the Form 10 becoming effective, and we have filed a number of these agreements as exhibits to Amendment No. 1 to the Form 10. We will also disclose any material changes to ONEOK’s shareholders through an amendment to the Form 10. We further intend to file final versions of the agreements as exhibits to a Form 8-K.

Description of ONE Gas Capital Stock, page 115

Other Rights, page 115

26.	We note your statement that “[u]pon completion of the distribution, all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable.” It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Response: This statement has been removed from the Information Statement on page 123.

Where You Can Find More Information, page 123

27.	Here and elsewhere in your Information Statement, you state each such statement is qualified in all respects by reference to the applicable contract or document. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Response: These statements have been removed from pages 123 and 131 of the Information Statement.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Balance Sheet, page F-5

1. Basis of Presentation, page F-7

2. Pro Forma Adjustments, page F-8

28.	Please refer to pro forma adjustment (b). You disclose on pages F-7 and F-8 that you expect certain assets and liabilities related to employee benefit plans and postretirement benefit plans to be transferred to you by ONEOK. Please tell us and disclose whether you will sponsor benefit plans that certain of your current or former employees will participate in subsequent to the separation or if they will participate in plans sponsored by ONEOK.

Response: The Information Statement has been revised on pages F-8 and F-9 in response to the Staff’s comment. ONE Gas will sponsor defined benefit pension and postretirement welfare plans that certain current and former employees will participate in subsequent to the separation. We expect the provisions of those plans to be generally consistent with the provisions of the ONEOK sponsored plans.

29.	Please revise or tell us and disclose how the pro forma adjustments pertaining to the expected transfer of certain assets and liabilities related to employee benefit plans and postretirement benefit plans disclosed on pages F-7 and F-8 are factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. In doing so, tell us whether these amounts are specified in an agreement with ONEOK or whether you expect these amounts will be specified in such an agreement prior to your request for effectiveness.

Response: The pro forma adjustments pertaining to the expected transfer of certain assets and liabilities related to employee benefit plans and postretirement benefit plans are factually supportable based on preliminary employee and plan participant assignments to ONE Gas. The Employee Matters Agreement with ONEOK will specify which liabilities and related assets pertaining to employee benefit plans and postretirement benefit plans are allocable to ONE Gas. We do not expect any material changes to the allocation of assets and liabilities related to employee benefit plans and postretirement benefit plans from the form of the Employee Matters Agreement filed with Amendment No. 1 to the Form 10. In the event of any material changes to the allocation prior to requesting effectiveness, we will file an amendment to the Form 10 with such changes. In the event the allocation changes after the Form 10 becomes effective and this change is material to ONEOK’s shareholders, we would communicate such change to ONEOK’s shareholders by a means that we and ONEOK believe is reasonably designed to communicate such change to ONEOK’s and our shareholders, such as by each of ONEOK and us filing a Form 8-K describing the change, or if we and ONEOK deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to ONEOK’s and our shareholders, as applicable. The Information Statement has been revised on pages F-8 and F-9 in response to the Staff’s comment.

30.	Please refer to pro forma adjustment (f). Please explain to us in detail the basis for using a weighted average interest rate of 4.6%. In this regard, we note your statement that the actual interest rates upon issuance may be higher or lower. If this is not your current interest rate or the interest rate specified in a commitment for your $1.2 billion debt issuance, please disclose in better detail both within this footnote and in the introduction on page F-2 your basis for using a rate of 4.6% and the anticipated effects of the current interest rate environment.

Response: The weighted average interest rate of 4.6% was determined using the initial interest rates before debt issuance costs and fees for our estimated $1.2 billion issuance of fixed-rate notes. The interest rates reflect estimates based on an assumed investment grade rating with an appropriate credit spread over the relevant benchmark rate. We have disclosed the impact of a 12.5 basis point increase on our pro forma interest expense on page F-9, which we believe provides context in assessing the effects of potential changes in the interest rate environment. The Information Statement has been revised on page F-9 in response to the Staff’s comment.

ONE Gas, Inc. Audited Historical Balance Sheet, page F-10 General

31.	Please update the financial statements of the successor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness.

Response: We will update the financial statements of the successor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness.

32.	Please refer to the Description of Business in Note 1. Please revise to state, if true, that you have incurred no income or expense, as we believe this clarifies for your readers why you have not presented a statement of operations.

Response: The Information Statement has been revised on page F-13 to state that we have incurred no income or expense.

33.	Please tell us whether you will consummate the “reorganization,” as defined on page 7, prior to, at the time of, or after requesting effectiveness. Also, tell us whether you intend to present separate financial statements for the predecessor and successor at the time of requesting effectiveness.

Response: We anticipate that we will consummate the reorganization after requesting effectiveness. We intend to present separate financial statements for the predecessor and successor at the time of requesting effectiveness.

ONE Gas Predecessor Annual Audited Financial Statements, page F-13

Notes to Financial Statements, page F-19

Note 1. Summary of Significant Accounting Policies, page F-19

34.	You disclose on page 13 that the declaration and payment of dividends by you in the future will depend on many factors, including capital requirements, debt covenants, legal requirements and regulatory constraints. Please describe to us and disclose any restrictions limiting the payment of dividends as required by Rule 4-08(e) of Regulation S-X.

Response: We do not anticipate that our debt agreements will contain dividend restrictions beyond general compliance with law. We expect a requirement to maintain certain debt to capital ratios. We will update the disclosure in the event that our debt agreements contain any dividend restrictions.

35.	We note your disclosure on page F-19 regarding your organization, basis of presentation, and that your financial statements are comprised of the natural gas distribution business of ONEOK, including Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service. Please tell us why you believe your financial statements should or should not be referred to as either consolidated or combined financial statements, as well as what consideration you gave to disclosing your principles of consolidation or combination as required by Rule 4-08(a) of Regulation S-X.

Response: Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service are divisions of ONEOK and are not separate legal entities in which ONEOK has a direct or indirect controlling financial interest. As there is no ownership relationship between the divisions nor does ONE Gas predecessor reflect the combination of separate legal entities, we do not believe referring to the financial statements as consolidated or combined is appropriate. Additionally, referring to the financial statements as consolidated or combined would not result in any adjustment to the financial statements. The Information Statement has been revised on page F-20 in response to the Staff’s comment to clarify the divisions are not separate legal entities.

36.	You disclose on page F-24 that you are not able to estimate reasonably the fair value of the asset retirement obligations for portions of your assets because the settlement dates are indeterminable. Please revise to disclose a general description of the asset retirement obligations and associated long-lived assets that you have identified as required by ASC 410-20-50-1(a). Furthermore, please also revise to disclose the reasons you believe the settlement dates of the asset retirement obligations identified are indeterminable as required by ASC 410-20-50-2.

Response: The Information Statement has been revised on page F-25 to provide a general description of our asset retirement obligations and the reason that our settlement dates are indeterminable.

37.	We note your disclosure regarding the collection through rates of estimated removal costs and your related accounting on page F-24 and have the following comments:

•

Please tell us whether the estimated removal costs you collect through rates are set by your tariff through approved composite depreciation rates containing a removal and non-removal component of depreciation or if you estimate an amount, which is subject to consideration as part of future rate cases in a different manner as well, as how the amount is estimated.

•	Please explain or confirm that all non-legal removal costs collected in excess of related removal costs incurred are recorded as a regulatory liability.

•

As you have not recognized any asset retirement obligations due to uncertainty regarding settlement dates, please explain to us your accounting for removal costs collected through rates related to legal obligations. Refer to ASC 980-410-25-2.

•

Please explain in greater detail your disclosure that your regulatory authorities have not required you to quantify removal costs collected in excess of costs incurred, as well as your disclosure that these costs are addressed prospectively in depreciation rates set in each general rate order.

•

Please explain in greater detail your statement that you have made an estimate of your regulatory liability using current rates. If this statement is meant to convey that cost of removal rates are applied against depreciable utility plant using the most recently approved composite depreciation rates, please advise.

•

Please explain in greater detail your statement that significant uncertainty exists regarding the ultimate determination of this liability including the clarification of regulatory intent. A discussion of the uncertainties would assist our understanding.

Response: Our approved composite depreciation rates contain a removal and non-removal cost component. The depreciation expense allowance for ratemaking purposes is derived from approved composite depreciation rates applied to our natural gas utility plant in service. Depreciation expense and all other elements of our allowed revenue requirements are recovered in revenue collected from customers receiving utility service through approved tariffs. The removal cost component of our depreciation rates includes both legal and non-legal removal costs. We confirm and have disclosed on page F-25 that removal costs collected through rates in excess of related removal costs incurred are recorded as a regulatory liability in accordance with ASC 980-410-25-2 for financial reporting purposes. We record removal costs collected through rates associated with legal removal obligations as an addition to our regulatory liability. With the exception of the regulatory authority in Kansas, our regulatory authorities have not required us to quantify or disclose the portion of our accumulated depreciation associated with removal costs collected in excess of costs incurred as a regulatory liability. Generally, in our rate proceedings, these costs collected in excess of costs incurred are treated as accumulated depreciation, which is a reduction of rate base. Any historical over or under collection of these removal costs have resulted in an adjustment to our approved composite depreciation rates prospectively. Our statement that we estimate our regulatory liability using current rates means that cost of removal rates included in our depreciation rates are applied against depreciable utility plant using the most recently approved composite depreciation rates. The statement that significant uncertainty exists regarding the ultimate determination of this liability refers to the future disposition for ratemaking purposes of the regulatory liability disclosed for financial reporting purposes. None of the regulatory bodies having jurisdiction over our operations has ordered or suggested refunds to customers of a liability described as a regulatory liability for financial reporting purposes. The unknown regulatory intent and treatment in future rate proceedings of such regulatory liability is the element of uncertainty discussed on page F-25.

Note 4. Regulatory Assets and Liabilities, page F-27

38.	You disclose on page F-28 that your base rates do not generally provide for a return on investment for amounts you have deferred as regulatory assets. Please revise to disclose whether this statement is applicable to all regulatory assets, or clearly indicate which regulatory assets are or are not earning a return during the recovery period. Refer to ASC 980-340-50-1.

Response: The Information Statement has been revised on page F-29 to indicate which regulatory assets are and which regulatory assets are not earning a return during the recovery period.

ONE Gas Predecessor Unaudited Interim Financial Statements, page F-37 General

39.	Please apply the comments we issued on your annual financial statements to your interim financial statements, where applicable.

Response: We have revised such disclosures as applicable.

40.	Please update the financial statements of the predecessor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness.

Response: We will update the financial statements of the predecessor as necessary to comply with Rule 3-01 of Regulation S-X at the date of effectiveness. The Information Statement has been revised to include financial statements as of and for the period ended September 30, 2013.

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ONE Gas, Inc. hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7910, if you need clarification or additional information.

Sincerely,

/s/ Derek S. Reiners

Derek S. Reiners
Senior Vice President, Chief Financial Officer and Treasurer